Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN THE
2014 BARCLAYS CEO ENERGY-POWER CONFERENCE IN
NEW YORK, NEW YORK

Calgary, Alberta, Canada – August 19, 2014

Precision Drilling Corporation (“Precision”) will be attending the 2014 Barclays CEO Energy-Power Conference which is taking place September 2-4, 2014 in New York, New York.   Mr. Kevin Neveu, President and Chief Executive Officer, is scheduled to present at 3:45 p.m. Eastern time (1:45 p.m. Mountain time) on Wednesday, September 3, 2014.

A live audio webcast will be accessible from Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com